AB

SECURI

Was

03014227

S03/6/03

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
hours per response......	.12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52252

SEC MAIL RECEIVED PROCESSING MAR 0 3 2003 WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2002** (MM/DD/YY) AND ENDING **12/31/2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **Akros Securities, Inc.**

(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue, 9th Floor
(No. and Street)

New York	**New York**	**10152**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Manzo **(212) 809-7171**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED APR 15 2003 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

1177 Avenue of Americas	**New York**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 0 3 2003 WASH. D.C. 165 SECTION

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Akros Securities
Banca Popolare di Milano Group

State of New York)
) ss:
County of New York)

February 7, 2003

OATH OR AFFIRMATION

I, Jacqueline DiPaola, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Akros Securities, Inc., as of December 31, 2002, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jacqueline DiPaola
Executive Vice President

Subscribed and sworn before me this
7th day of February 2003

Donna S. Horman

Name of Notary
Notary Public
My commission expires

Donna S. Horman
DONNA S. HORMAN
Notary Public, State of New York
No. 4981766, Nassau County
Certificate Filed in New York County
Term Expires May 20, 2003

375 Park Avenue, Suite 908, New York, NY 10152 Tel 212.546.9466 Fax 212.893.8057
Akros Securities, Inc. is a Member, NASD.

Akros Securities, Inc.
Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	506,251
Receivable from clearing broker		503,015
Fixed assets and leasehold improvements, net of accumulated depreciation and amortization of $123,869		185,774
Receivable from parent		79,255
Commissions receivable		69,127
Other assets		41,626
Total assets	$	1,385,048
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	96,577
Compensation payable		155,254
Payable to parent		7,507
Total liabilities		259,338
Stockholder's equity		
Common stock, par value $10 per share, 4,000 shares authorized, 1,000 shares issued and outstanding		10,000
Additional paid-in capital		3,490,000
Accumulated deficit		(2,374,290)
Total stockholder's equity		1,125,710
Total liabilities and stockholder's equity	$	1,385,048

The accompanying notes are an integral part of these financial statements.